EX-FILING FEES

Calculation of Filing Fee Table

Schedule TO

(Form Type)

New Mountain Finance Corporation

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation	Fee rate	Amount of Filing Fee
Fees to Be Paid	$201,250,000	0.0001102	—
Fees Previously Paid	—	—	$22,177.75(1)
Total Transaction Valuation	$201,250,000
Total Fees Due for Filing			$22,177.75
Total Fees Previously Paid			$22,177.75
Total Fee Offsets			$0.00
Net Fee Due			$0.00

(1) The fee of $22,177.75 was paid in connection with the filing of the Schedule TO-I by New Mountain Finance Corporation (File No. 005-86256) on November 4, 2022 (the “Schedule TO”).